Exhibit 2

Second Quarter Results 2024

Panorama High Rise, Miami, United States

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange (CPO)

Ticker: CEMEX.CPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail: ir@cemex.com

CEMEX Second Quarter Results 2024 Panorama High Rise, Miami, United States Stock Listing Information Investor Relations NYSE (ADS) In the United States: Ticker: CX + 1 877 7CX NYSE Mexican Stock Exchange (CPO) In Mexico: Ticker: CEMEX.CPO + 52 (81) 8888 4292 Ratio of CEMEXCPO to CX = 10 E-Mail: ir@cemex.com

Operating and financial highlights

		January - June			Second Quarter
				l-t-l				l-t-l
	2024	2023	% var	% var	2024	2023	% var	% var
Consolidated volumes
Domestic gray cement	23,438	23,738	(1%)		12,388	12,427	(0%)
Ready-mix	21,565	24,077	(10%)		11,315	12,371	(9%)
Aggregates	67,005	68,933	(3%)		35,404	36,681	(3%)

Net sales	8,559	8,430	2%	0%	4,494	4,483	0%	0%
Gross profit	2,981	2,829	5%	3%	1,604	1,558	3%	3%
as % of net sales	34.8%	33.6%	1.2pp		35.7%	34.7%	1.0pp
Operating earnings before other income and expenses, net	1,104	1,084	2%	(0%)	647	649	(0%)	(1%)
as % of net sales	12.9%	12.9%	0.0pp		14.4%	14.5%	(0.1pp )
SG&A expenses as % of net sales	9.3%	8.6%	0.7pp		9.0%	8.3%	0.7pp
Controlling interest net income (loss)	485	497	(3%)		230	272	(15%)
Operating EBITDA	1,735	1,675	4%	2%	965	951	2%	1%
as % of net sales	20.3%	19.9%	0.4pp		21.5%	21.2%	0.3pp

Free cash flow after maintenance capital expenditures	40	223	(82%)		252	278	(9%)
Free cash flow	(139)	54	N/A		149	195	(24%)

Total debt	7,553	7,665	(1%)		7,553	7,665	(1%)
Earnings (loss) of continuing operations per ADS	0.35	0.34	3%		0.17	0.19	(12%)
Fully diluted earnings (loss) of continuing operations per ADS	0.35	0.34	3%		0.17	0.19	(12%)
Average ADSs outstanding (1)	1,468	1,474	(0%)		1,466	1,472	(0%)
Employees	45,647	44,146	3%		45,647	44,146	3%

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. Please see “Equity-related information” below in this report. The calculation of Average ADSs outstanding also includes the restricted CPOs allocated to eligible employees as variable compensation.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 13 for CPO-equivalent units outstanding.

Consolidated net sales reached US$4.5 billion, almost flat compared to the second quarter of 2023. Our higher prices in local currency terms were offset by lower consolidated volumes, impacted by difficult weather conditions in several of our regions. Higher Net sales in Mexico and SCAC were offset by decreases in the US and EMEA.

Cost of sales, as a percentage of Net Sales, decreased by 1.0pp to 64.3% during the second quarter of 2024 from 65.3% in the same period last year, driven by pricing of our products and cost tailwinds, particularly in energy to produce cement. This was the seventh consecutive quarter of a year-over-year decrease in cost of sales as a percentage of Net Sales.

Operating expenses, as a percentage of Net Sales, increased by 1.0pp to 21.3% during the second quarter of 2024 compared with the same period last year, driven by higher payroll, selling and distribution costs.

Operating EBITDA grew 2%, and 1% on a like-to-like basis, reaching US$965 million. Even with the decline in volumes and a strong prior year comparison, Operating EBITDA increased for the 6th consecutive quarter. Our pricing contribution continues to exceed decelerating input cost inflation, while growth investments and Urbanization Solutions continued to support Operating EBITDA growth.

Operating EBITDA margin reached the highest level of the last 8 years, increasing 0.3pp year-over-year, and 2.8pp sequentially. Our pricing strategy, adjusted to reflect decelerating cost inflation, continued to pay off with a widening price-to-cost ratio. This was the fifth year-over-year consecutive quarter of margin expansion.

Controlling interest net income was 3% lower than the same quarter of 2023. The lower income reflects primarily a non-cash negative effect in foreign exchange results related to the depreciation of the Mexican Peso, partially offset by higher operating earnings, a positive effect in results from financial instruments and lower income tax.

2024 Second Quarter Results	Page 2

Operating results

Mexico

	January - June				Second Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	2,695	2,395	13%	8%	1,381	1,298	6%	5%
Operating EBITDA	874	744	17%	12%	454	399	14%	12%
Operating EBITDA margin	32.4%	31.1%	1.3pp		32.9%	30.8%	2.1pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	6%	5%	2%	2%	6%	3%
Price (USD)	8%	4%	14%	7%	16%	4%
Price (local currency)	3%	3%	10%	6%	11%	3%

Our Mexican operations once again delivered exceptional results, with Operating EBITDA reaching record levels, driven by higher prices of our products, strong volumes, and decelerating input cost inflation. Operating EBITDA margin increased 2.1pp year-over-year due to mid-single digit increases in our prices, as well as decelerating costs, particularly in energy.

While bad weather in June disrupted quarterly performance, volume growth remained strong, reflecting the dynamism in both formal and informal construction. Infrastructure and nearshoring, with particular strength in the north and southeast, continued to be the principal growth drivers. Bagged cement volumes grew at a mid-single-digit pace, benefiting from increased social spending and a favorable comparison base.

United States

	January - June				Second Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	2,626	2,675	(2%)	(2%)	1,392	1,420	(2%)	(2%)
Operating EBITDA	534	533	0%	0%	297	303	(2%)	(2%)
Operating EBITDA margin	20.4%	19.9%	0.5pp		21.4%	21.3%	0.1pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(8%)	(7%)	(13%)	(12%)	3%	(2%)
Price (USD)	4%	4%	8%	7%	1%	4%
Price (local currency)	4%	4%	8%	7%	1%	4%

In the United States, Operating EBITDA declined 2% year-over-year due to lower volumes and higher maintenance costs. Operating EBITDA margin expanded to peak levels, despite weather challenges in much of our portfolio, driven by higher prices of our products and lower cost inflation in the form of fuel and imports.

Cement and ready-mix volumes declined 7% and 12%, respectively, due to continued difficult weather conditions, a softening residential sector, portfolio rationalization, competitive dynamics in certain micro markets and timing of several large projects. Aggregates volumes, typically less impacted by weather conditions, declined low-single digit. We estimate the impact of weather conditions on cement volumes explains ~25% of the volume decline.

Pricing for our core products was up mid to high-single digit year-over-year. Year-to-date, we have implemented cement price increases in ~70% of our portfolio, with increases in all markets except Northern California and Texas. Sequential price increases in these markets were between low to mid-single digits in percentage terms. During July, we implemented mid-single digit cement price increases in much of our Texas market. In aggregates, we have implemented price increases in all markets, with prices growing 6% point-to-point from December to June.

2024 Second Quarter Results	Page 3

Operating results

Europe, Middle East, and Africa

	January - June				Second Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	2,235	2,423	(8%)	(7%)	1,190	1,279	(7%)	(5%)
Operating EBITDA	258	338	(23%)	(23%)	175	200	(12%)	(11%)
Operating EBITDA margin	11.6%	13.9%	(2.3pp )		14.7%	15.6%	(0.9pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(2%)	(0%)	(14%)	(11%)	(12%)	(8%)
Price (USD)	(0%)	(3%)	(1%)	(3%)	2%	0%
Price (local currency) (*)	1%	(0%)	(1%)	(1%)	1%	1%

In EMEA, Operating EBITDA declined 12% driven by a continued challenging demand backdrop in Europe and geopolitical events in the Middle East, although the magnitude of the decline was considerably less than what we experienced in the first quarter.

In Europe, Operating EBITDA declined high-single digits against a tough comparison base, due to continued volume weakness derived from slow growth in western Europe and the current construction ban in Paris ahead of the Olympics. Operating EBITDA margin declined against a difficult record level comparison base last year.

We continue to see a divergence in volume performance between western and eastern Europe, with western European countries such as the UK, Germany and France experiencing large declines, while our eastern European footprint, Czech Republic, Poland and Croatia all continue to grow significantly.

Despite volume headwinds, prices for our products have remained resilient across our European footprint, with flattish year-over-year and sequential performance.

Cemex Europe continues to lead the way in Climate Action with carbon emissions within reach of achieving our 2030 consolidated target, almost 6 years ahead of time. Additionally, Cemex’s Europe carbon footprint today is already significantly below the European cement industry’s comparable 2030 target. Our European operations continue testing record levels of clinker factor with a reduction of 3pp year-to-date to below 70%, using traditional decarbonization levers.

In MEA Operating EBITDA experienced a decline due to ongoing tensions from the conflict in the Middle East and from an important FX impact in Egypt.

Last quarter, we announced the sale of our Philippines operations, and we expect to close the divestiture by year end. As a result, our Philippines business has been re-classified as a discontinued operation and is excluded from our 2024 operating results and the 2023 results included in this report for comparison purposes.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Second Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - June				Second Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	879	855	3%	1%	457	445	3%	2%
Operating EBITDA	213	196	9%	9%	110	112	(2%)	(1%)
Operating EBITDA margin	24.3%	22.9%	1.4pp		24.2%	25.2%	(1.0pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(3%)	0%	(8%)	(8%)	(2%)	(1%)
Price (USD)	6%	4%	23%	19%	11%	6%
Price (local currency) (*)	5%	3%	12%	11%	1%	(2%)

In South, Central America and Caribbean, Sales grew low-single digit driven by positive pricing contribution across the region. Operating EBITDA declined 2% driven by higher maintenance, which more than offset the positive pricing contribution, as well as the lower energy and raw material costs.

Cement volumes were flat, with continued growth in bulk cement supported mainly by the infrastructure sector.

The formal sector drove demand in the region with large infrastructure projects such as highways and metro line projects in Bogota and Panama, the fourth bridge over the Panama Canal and tourism projects in the Dominican Republic.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Second Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - June			Second Quarter
	2024	2023	% var	2024	2023	% var
Operating earnings before other income and expenses, net	1,104	1,084	2%	647	649	(0%)
+ Depreciation and operating amortization	631	591		318	302

Operating EBITDA	1,735	1,675	4%	965	951	2%
- Net financial expense	290	288		144	144
- Maintenance capital expenditures	336	381		170	230
- Change in working capital	551	543		75	95
- Taxes paid	462	288		277	205
- Other cash items (net)	58	(43)		52	8
- Free cash flow discontinued operations	(3)	(4)		(5)	(9)

Free cash flow after maintenance capital expenditures	40	223	(82%)	252	278	(9%)
- Strategic capital expenditures	179	169		104	83

Free cash flow	(139)	54	N/A	149	195	(24%)

In millions of U.S. dollars, except percentages.

FCF after maintenance capex for the second quarter was US$252 million dollars, down 9% year-over-year, impacted by higher tax payments primarily in Mexico due to better operating results, despite lower maintenance and lower investment in working capital.

Information on debt

	Second Quarter			First Quarter		Second Quarter
	2024	2023	% var	2024		2024	2023
Total debt (1)	7,553	7,665	(1%)	7,844	Currency denomination
Short-term	4%	4%		4%	U.S. dollar	78%	74%
Long-term	96%	96%		96%	Euro	15%	15%
Cash and cash equivalents	425	471	(10%)	476	Mexican peso	5%	5%

Net debt	7,128	7,194	(1%)	7,369	Other	3%	6%

Consolidated net debt (2)	7,208	7,281		7,371	Interest rate (3)
Consolidated leverage ratio (2)	2.13	2.45		2.18	Fixed	70%	64%
Consolidated coverage ratio (2)	7.72	6.90		7.80	Variable	30%	36%

In millions of U.S. dollars, except percentages and ratios.

For second quarter 2024, Total debt and Net debt do not include debt of Cemex Holdings Philippines, Inc. (CHP) and its subsidiaries owed to third parties other than the Cemex group, as this debt was reclassified to liabilities held for sale as a result of the agreement to divest our operations in the Philippines, as per IFRS.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements; includes EBITDA and debt from our Philippines operations
(3)	Includes the effect of our interest rate derivatives, as applicable.

Net debt decreased by ~US$240 million dollars sequentially, driven by the reclassification of CHP’s (Cemex Holding’s Philippines, Inc.) third party debt, the free cash flow generated in the quarter and a favorable debt conversion effect from foreign exchange, partially offset by dividends, coupons of subordinated notes, and other cash items.

During the quarter, we achieved another important milestone with receipt of our second Investment Grade rating from Fitch Ratings. Consolidated leverage ratio stood at 2.13 times, about 1/3 of a turn lower than last year, and slightly lower than first quarter. Our capital structure remains strong, with ample liquidity and no material debt maturities until 2026.

2024 Second Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - June				Second Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2024	2023	% var	% var	2024	2023	% var	% var
Net sales	8,559,255	8,430,334	2%	0%	4,494,175	4,482,858	0%	0%
Cost of sales	(5,578,537)	(5,601,743)	0%		(2,889,981)	(2,925,273)	1%

Gross profit	2,980,718	2,828,591	5%	3%	1,604,194	1,557,584	3%	3%
Operating expenses	(1,876,736)	(1,744,294)	(8%)		(957,127)	(909,032)	(5%)

Operating earnings before other income and expenses, net	1,103,982	1,084,298	2%	(0%)	647,067	648,552	(0%)	(1%)
Other expenses, net	(624)	(19,189)	97%		18,861	(32,492)	N/A

Operating earnings	1,103,358	1,065,108	4%		665,929	616,060	8%
Financial expense	(267,297)	(251,504)	(6%)		(133,421)	(127,824)	(4%)
Other financial income (expense), net	(185,830)	6,770	N/A		(191,587)	(11,029)	(1637%)
Financial income	7,914	745	962%		3,427	1,293	165%
Results from financial instruments, net	(4,138)	(53,560)	92%		140	(43,855)	N/A
Foreign exchange results	(143,873)	104,955	N/A		(173,650)	53,276	N/A
Effects of net present value on assets and liabilities and others, net	(45,732)	(45,369)	(1%)		(21,504)	(21,743)	1%
Equity in gain (loss) of associates	33,053	30,983	7%		24,454	23,050	6%

Income (loss) before income tax	683,284	851,357	(20%)		365,374	500,258	(27%)
Income tax	(151,556)	(336,230)	55%		(106,874)	(206,638)	48%

Profit (loss) of continuing operations	531,729	515,127	3%		258,500	293,620	(12%)
Discontinued operations	(33,545)	(8,969)	(274%)		(19,917)	(12,395)	(61%)

Consolidated net income (loss)	498,183	506,157	(2%)		238,583	281,225	(15%)
Non-controlling interest net income (loss)	13,399	8,867	51%		8,195	9,380	(13%)

Controlling interest net income (loss)	484,784	497,291	(3%)		230,388	271,845	(15%)

Operating EBITDA	1,735,134	1,675,225	4%	2%	965,172	950,830	2%	1%
Earnings (loss) of continued operations per ADS	0.35	0.34	3%		0.17	0.19	(12%)
Earnings (loss) of discontinued operations per ADS	(0.02)	(0.01)	(276%)		(0.01)	(0.01)	(61%)

	As of June 30
STATEMENT OF FINANCIAL POSITION	2024	2023	% var
Total assets	28,035,163	27,961,648	0%
Cash and cash equivalents	425,440	470,793	(10%)
Trade receivables less allowance for doubtful accounts	1,990,604	2,096,332	(5%)
Other accounts receivable	665,433	630,660	6%
Inventories, net	1,636,729	1,823,398	(10%)
Assets held for sale	893,580	49,605	1701%
Other current assets	178,696	187,470	(5%)
Current assets	5,790,482	5,258,258	10%
Property, machinery and equipment, net	11,461,224	11,994,582	(4%)
Other assets	10,783,458	10,708,809	1%

Total liabilities	15,935,291	15,497,709	3%
Liabilities held for sale	328,130	37	N/A
Other current liabilities	6,072,900	5,921,376	3%
Current liabilities	6,401,030	5,921,412	8%
Long-term liabilities	6,352,504	6,392,264	(1%)
Other liabilities	3,181,757	3,184,033	(0%)

Total stockholder’s equity	12,099,873	12,463,939	(3%)
Common stock and additional paid-in capital	7,699,108	7,686,469	0%
Other equity reserves	(2,693,666)	(2,271,475)	(19%)
Subordinated notes	1,985,040	1,985,716	(0%)
Retained earnings	4,792,728	4,743,070	1%
Non-controlling interest	316,662	320,159	(1%)

2024 Second Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter
				like-to-like				like-to-like
SALES	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	2,695,430	2,394,547	13%	8%	1,381,218	1,297,503	6%	5%
U.S.A.	2,625,938	2,675,287	(2%)	(2%)	1,391,962	1,420,328	(2%)	(2%)
Europe, Middle East and Africa	2,235,131	2,422,992	(8%)	(7%)	1,190,014	1,279,230	(7%)	(5%)
Europe	1,780,971	1,871,006	(5%)	(5%)	972,493	1,016,555	(4%)	(4%)
Middle East and Africa	454,160	551,986	(18%)	(13%)	217,521	262,674	(17%)	(11%)
South, Central America and the Caribbean	878,606	854,634	3%	1%	456,546	444,723	3%	2%
Others and intercompany eliminations	124,151	82,874	50%	52%	74,434	41,074	81%	83%

TOTAL	8,559,255	8,430,334	2%	0%	4,494,175	4,482,858	0%	0%

GROSS PROFIT
Mexico	1,371,236	1,145,847	20%	14%	709,048	619,616	14%	13%
U.S.A.	759,299	774,212	(2%)	(2%)	417,571	426,827	(2%)	(2%)
Europe, Middle East and Africa	512,488	581,687	(12%)	(11%)	314,487	328,185	(4%)	(3%)
Europe	434,272	477,445	(9%)	(10%)	280,549	283,288	(1%)	(1%)
Middle East and Africa	78,216	104,243	(25%)	(20%)	33,938	44,897	(24%)	(17%)
South, Central America and the Caribbean	309,171	286,194	8%	6%	160,569	159,410	1%	0%
Others and intercompany eliminations	28,524	40,651	(30%)	(30%)	2,519	23,547	(89%)	(89%)

TOTAL	2,980,718	2,828,591	5%	3%	1,604,194	1,557,584	3%	3%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	764,647	637,328	20%	15%	401,550	343,875	17%	15%
U.S.A.	275,185	292,792	(6%)	(6%)	165,372	181,027	(9%)	(9%)
Europe, Middle East and Africa	109,402	190,198	(42%)	(41%)	99,360	123,627	(20%)	(18%)
Europe	83,425	143,327	(42%)	(42%)	90,586	105,483	(14%)	(14%)
Middle East and Africa	25,977	46,871	(45%)	(39%)	8,774	18,144	(52%)	(45%)
South, Central America and the Caribbean	167,612	155,131	8%	9%	87,193	92,150	(5%)	(4%)
Others and intercompany eliminations	(212,864)	(191,151)	(11%)	(7%)	(106,408)	(92,127)	(16%)	(15%)

TOTAL	1,103,982	1,084,298	2%	(0%)	647,067	648,552	(0%)	(1%)

2024 Second Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - June				Second Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	873,668	743,612	17%	12%	453,947	399,210	14%	12%
U.S.A.	534,407	532,871	0%	0%	297,370	303,037	(2%)	(2%)
Europe, Middle East and Africa	258,487	337,504	(23%)	(23%)	175,240	199,801	(12%)	(11%)
Europe	209,244	266,892	(22%)	(22%)	154,903	170,041	(9%)	(9%)
Middle East and Africa	49,243	70,611	(30%)	(25%)	20,337	29,760	(32%)	(25%)
South, Central America and the Caribbean	213,083	196,106	9%	9%	110,325	112,127	(2%)	(1%)
Others and intercompany eliminations	(144,511)	(134,867)	(7%)	(0%)	(71,709)	(63,345)	(13%)	(13%)

TOTAL	1,735,134	1,675,225	4%	2%	965,172	950,830	2%	1%

OPERATING EBITDA MARGIN
Mexico	32.4%	31.1%			32.9%	30.8%
U.S.A.	20.4%	19.9%			21.4%	21.3%
Europe, Middle East and Africa	11.6%	13.9%			14.7%	15.6%
Europe	11.7%	14.3%			15.9%	16.7%
Middle East and Africa	10.8%	12.8%			9.3%	11.3%
South, Central America and the Caribbean	24.3%	22.9%			24.2%	25.2%

TOTAL	20.3%	19.9%			21.5%	21.2%

2024 Second Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter
	2024	2023	% var	2024	2023	% var
Consolidated cement volume (1)	27,245	28,017	(3%)	14,483	14,623	(1%)
Consolidated ready-mix volume	21,565	24,077	(10%)	11,315	12,371	(9%)
Consolidated aggregates volume (2)	67,005	68,933	(3%)	35,404	36,681	(3%)

Per-country volume summary

	January - June	Second Quarter	Second Quarter 2024
DOMESTIC GRAY CEMENT VOLUME	2024 vs. 2023	2024 vs. 2023	vs. First Quarter 2024
Mexico	6%	5%	10%
U.S.A.	(8%)	(7%)	14%
Europe, Middle East and Africa	(2%)	(0%)	17%
Europe	(5%)	(2%)	29%
Middle East and Africa	5%	6%	(10%)
South, Central America and the Caribbean	(3%)	0%	6%
READY-MIX VOLUME
Mexico	2%	2%	7%
U.S.A.	(13%)	(12%)	11%
Europe, Middle East and Africa	(14%)	(11%)	12%
Europe	(9%)	(6%)	18%
Middle East and Africa	(22%)	(18%)	3%
South, Central America and the Caribbean	(8%)	(8%)	7%
AGGREGATES VOLUME
Mexico	6%	3%	4%
U.S.A.	3%	(2%)	10%
Europe, Middle East and Africa	(12%)	(8%)	18%
Europe	(11%)	(8%)	23%
Middle East and Africa	(14%)	(9%)	3%
South, Central America and the Caribbean	(2%)	(1%)	11%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2024 Second Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - June	Second Quarter	Second Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	First Quarter 2024
Mexico	8%	4%	(2%)
U.S.A.	4%	4%	1%
Europe, Middle East and Africa (*)	(0%)	(3%)	3%
Europe (*)	2%	(0%)	(0%)
Middle East and Africa (*)	(8%)	(21%)	(24%)
South, Central America and the Caribbean (*)	6%	4%	0%
READY-MIX PRICE
Mexico	14%	7%	(2%)
U.S.A.	8%	7%	0%
Europe, Middle East and Africa (*)	(1%)	(3%)	(1%)
Europe (*)	(2%)	(4%)	(2%)
Middle East and Africa (*)	(2%)	(2%)	(3%)
South, Central America and the Caribbean (*)	23%	19%	1%
AGGREGATES PRICE
Mexico	16%	4%	(9%)
U.S.A.	1%	4%	(0%)
Europe, Middle East and Africa (*)	2%	0%	(1%)
Europe (*)	3%	1%	(2%)
Middle East and Africa (*)	(4%)	(3%)	(2%)
South, Central America and the Caribbean (*)	11%	6%	(3%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Second Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - June	Second Quarter	Second Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	First Quarter 2024
Mexico	3%	3%	0%
U.S.A.	4%	4%	1%
Europe, Middle East and Africa (*)	1%	(0%)	6%
Europe (*)	1%	(0%)	0%
Middle East and Africa (*)	13%	11%	(4%)
South, Central America and the Caribbean (*)	5%	3%	1%
READY-MIX PRICE
Mexico	10%	6%	1%
U.S.A.	8%	7%	0%
Europe, Middle East and Africa (*)	(1%)	(1%)	(0%)
Europe (*)	(2%)	(3%)	(2%)
Middle East and Africa (*)	(0%)	(0%)	1%
South, Central America and the Caribbean (*)	12%	11%	2%
AGGREGATES PRICE
Mexico	11%	3%	(6%)
U.S.A.	1%	4%	(0%)
Europe, Middle East and Africa (*)	1%	1%	(0%)
Europe (*)	2%	1%	(1%)
Middle East and Africa (*)	(3%)	(2%)	1%
South, Central America and the Caribbean (*)	1%	(2%)	(2%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Second Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January-June			Second Quarter
In thousands of US dollars	2024	2023	% var	2024	2023	% var
Administrative expenses	605,849	559,047	8%	302,263	286,537	5%
Selling expenses	193,830	166,536	16%	100,215	87,072	15%
Distribution and logistics expenses	965,452	919,105	5%	497,681	485,410	3%

Operating expenses before depreciation	1,765,131	1,644,688	7%	900,159	859,018	5%

Depreciation in operating expenses	111,605	99,606	12%	56,968	50,013	14%

Operating expenses	1,876,736	1,744,294	8%	957,127	909,032	5%

As % of Net Sales
Administrative expenses	7.10%	6.60%	6.70%	6.40%
SG&A expenses	9.30%	8.60%	9.00%	8.30%

Equity-related information

As of December 31, 2023, based on our latest 20-F annual report, the number of outstanding CPO-equivalents was 14,490,870,243. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2023. For the three-month period ended June 30, 2024, no CPOs were repurchased by Cemex.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2023, were 20,541,277. Restricted CPOs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Second Quarter				First Quarter
	2024		2023		2024
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,361	39	1,488	(135)	1,422	(88)
Interest rate swaps (2)	1,408	(7)	1,056	49	1,408	80
Fuel derivatives (3)	404	21	152	(1)	308	19

	3,173	53	2,696	(87)	3,138	11

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of June 30, 2024, the derivatives related to net investment hedge represent a notional amount of US$1,061 million.

2)	Interest-rate swap derivatives related to bank loans, includes an interest rate and exchange rate swap derivative with a notional amount of US$658 million.
3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to economically mitigate the exposure related to the cost of fuel implicit in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of June 30, 2024, in connection with its derivatives portfolio’s fair market value recognition, Cemex recognized a change in mark to market as compared to 1Q24 resulting in a financial asset of US$53 million.

2024 Second Quarter Results	Page 13

Other Information

Discontinued operations

In connection with the agreements entered separately with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation announced on April 25, 2024 for the sale of all our operations and assets in the Philippines, and which Cemex expects to finalize before December 31, 2024 subject to the satisfaction of closing conditions, including, but not limited to, the approval by the Philippine Competition Commission and the fulfillment of any mandatory tender offer requirement by the purchasers to the shareholders of CHP (Cemex Holdings Philippines, Inc.) including the non-controlling interest owned by third parties in CHP after customary authorizations, for the periods ended June 30, 2024 and 2023, Cemex’s operations in the Philippines are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statement for the six-month periods ended June 30, 2024, and 2023, for Cemex’s discontinued operations related to the Philippines:

INCOME STATEMENTS	Jan - Jun		Second Quarter
(Millions of U.S. dollars)	2024	2023	2024	2023
Sales	147	172	75	83
Cost of sales, operating expenses, and other expenses, net	-160	-181	-80	-90
Interest expense, net, and others	-24	1	-17	-5

Income (loss) before income tax	-37	-8	-22	-12

Income tax	3	-1	2	—

Income (loss) from discontinued operations	-34	-9	-20	-12

Net result from discontinued operations	-34	-9	-20	-12

2024 Second Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion includes operations in United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter
	2024 Average	2023 Average	2024 Average	2023 Average	2024 End of period	2023 End of period
Mexican peso	17.21	18.00	17.48	17.60	18.32	17.12
Euro	0.9268	0.9236	0.9299	0.9184	0.9335	0.9168
British pound	0.7903	0.8072	0.7908	0.7979	0.7908	0.7877

Amounts provided in units of local currency per U.S. dollar.

2024 Second Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in Mexico’s or other countries’, in which we operate, general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place; the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). . Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being

2024 Second Quarter Results	Page 16

Disclaimer

reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this report is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records.

This report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

Additionally, the information contained in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green,’ ‘social,’ or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

2024 Second Quarter Results	Page 17

Disclaimer

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2024 Second Quarter Results	Page 18